                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
              For the Plan year ended November 30, 1995

                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To United Technologies Corporation
  and Participants of the United Technologies
  Corporation Represented Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan at November 30, 1995 and 1994, and the changes in net assets available for benefits for the year ended November 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
May 24, 1996

            UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

           Statement of Net Assets Available for Benefits With Fund Information

                                    November 30, 1995

                        (Thousands of Dollars, except unit value)

                                                                            UTC                                    Funds
                                             Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund     Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at cost
   plus accrued interest                    $   402,807   $        -   $        -   $        -   $         -   $  402,807
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                    -            -            -        1,695             -        1,695
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund, at
   market                                             -       85,616            -        2,069             -       87,685
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                   -            -            -        1,939             -        1,939
  United Technologies Corporation Common
   Stock, at market plus accrued
   dividends ($72)                                    -            -       12,464            -             -       12,464
  Participant loans, at cost                          -            -            -            -        10,514       10,514
  Temporary investments, at cost plus
   accrued interest                                  15            1          179           17             -          212
      Total Investments                         402,822       85,617       12,643        5,720        10,514      517,316

 Contributions and fund and plan
  transfers receivable                                -        1,559          818          275            65        2,717
      Total Assets                              402,822       87,176       13,461        5,995        10,579      520,033

Less - Liabilities:
 Contributions and fund and plan
  transfers payable                               3,424          135           23           18             -        3,600
 Loans payable, net                                 221           (6)          52           (8)          (82)         177
      Total Liabilities                           3,645          129           75           10           (82)       3,777

Net Assets Available for Benefits           $   399,177   $   87,047   $   13,386   $    5,985   $    10,661   $  516,256

Units of participation                       75,642,978    6,928,405    1,776,362    3,294,604    10,661,000

Unit value                                  $      5.28   $    12.56   $     7.54   $     1.82   $      1.00


                     (See accompanying Notes to Financial Statements)

            UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

           Statement of Net Assets Available for Benefits With Fund Information

                                    November 30, 1994

                        (Thousands of Dollars, except unit value)

                                                                           UTC                                     Funds
                                             Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund     Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at cost
   plus accrued interest                    $   373,270   $        -   $        -   $        -   $         -   $  373,270
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                    -            -            -        1,184             -        1,184
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund, at
   market                                             -       59,087            -        1,301             -       60,388
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                   -            -            -        1,489             -        1,489
  United Technologies Corporation Common
   Stock, at market plus accrued
   dividends ($50)                                    -            -        6,371            -             -        6,371
  Participant loans, at cost                          -            -            -            -         9,494        9,494
  Temporary investments, at cost plus
   accrued interest                                   1            1          218            2             -          222
      Total Investments                         373,271       59,088        6,589        3,976         9,494      452,418

 Contributions and fund and plan
  transfers receivable                              493           98           82           72            47          792
      Total Assets                              373,764       59,186        6,671        4,048         9,541      453,210

Less - Liabilities:
 Contributions and fund and plan
  transfers payable                                 108           22            -            -             -          130
 Loans payable, net                                 229           22           28            -          (237)          42
 Accrued investment purchases                         -            -           22            -             -           22
      Total Liabilities                             337           44           50            -          (237)         194

Net Assets Available for Benefits           $   373,427   $   59,142   $    6,621   $    4,048   $     9,778   $  453,016

Units of participation                       75,926,503    6,466,865    1,434,566    2,688,069     9,778,000

Unit value                                  $      4.92   $     9.15   $     4.62   $     1.51   $      1.00


                     (See accompanying Notes to Financial Statements)

            UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

     Statement of Changes in Net Assets Available for Benefits With Fund Information

                            Plan Year Ended November 30, 1995

                                  (Thousands of Dollars)

                                                                           UTC                                     Funds
                                             Income Fund  Equity Fund   Stock Fund  Global Fund    Loan Fund     Combined
Contributions:
 Participants                               $    26,608   $    5,244   $      961   $      723   $         -   $   33,536
 Employer                                         8,441        1,318          247          206             -       10,212
      Total Contributions                        35,049        6,562        1,208          929             -       43,748

Investment Income:
 Interest                                        27,250            1           12            1           668       27,932
 Dividends                                            -            -          242            -             -          242
      Total Investment Income                    27,250            1          254            1           668       28,174

Repayments on loans                               3,015          749          135          108        (4,007)           -

Unrealized appreciation of investments                -       21,916        3,555          741             -       26,212

Gain on sale of investments                           -          417          518          119             -        1,054

Deduct:
 Cash distributions to participants:             29,428        4,552          519          262           990       35,751
 Loans to participants                            4,264          704          172           72        (5,212)           -
 Earned and unapplied forfeitures                     5            -            1            1             -            7
      Total  Deductions                          33,697        5,256          692          335        (4,222)      35,758

Inter-fund and inter-plan transfers              (5,867)       3,516        1,787          374             -         (190)

Net Increase in Net Assets Available
 for Benefits                                    25,750       27,905        6,765        1,937           883       63,240

Net Assets Available for Benefits
 November 30, 1994                              373,427       59,142        6,621        4,048         9,778      453,016

Net Assets Available for Benefits
 November 30, 1995                          $   399,177   $   87,047   $   13,386   $    5,985   $    10,661   $  516,256


                     (See accompanying Notes to Financial Statements)

                   UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation (UTC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union represented employees of UTC are eligible to participate in the Plan if the employees have completed at least one year of service and their employment is covered by a collective bargaining agreement that provides that such employees may participate in the Plan. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from UTC.

Participants may elect, through payroll deductions, to make after-tax contributions of between $2 per week and the amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make tax-deferred contributions. Participant contributions are fully vested at all times under the Plan. The employer will make contributions with respect to each participant equal in amount to 50 percent of the participant's contributions, up to specified limits. Generally, employer contributions become fully vested after two years of Plan participation.

All participant contributions are credited to a participant account maintained by UTC. Contributions are invested, pursuant to each participant's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund and the Global Fund, where permitted. Participants may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage (effective January 1, 1994) among the funds. Prior to January 1, 1994, allocations were made in multiples of 25%. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage (effective January 1, 1994). Prior to January 1, 1994, transfers between investment funds were generally permitted in multiples of 10 percent.

The Income Fund is invested in contracts issued by five insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average rate set for the 1995 calendar year was
7.25 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by Bankers Trust Company (BT), the Trustee, which is invested primarily in similar types of equity securities. During 1995 and 1994, the Equity Fund was invested principally in the BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by the Equity Fund are reinvested and increase market value.

The UTC Stock Fund consists principally of 132,172 and 108,043 shares of Common Stock of UTC at November 30, 1995 and 1994, respectively.

The Global Fund is invested in almost equal proportion in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (IMA), where permitted. The employer will contribute with respect to each participant an amount equal to 75 percent of the participant's IMA contribution. All contributions to an IMA will be invested 100 percent in the Income Fund and may not be withdrawn until retirement or termination.

Certain participants with at least two years of plan participation are allowed to borrow up to 50 percent of their vested account balances (excluding individual medical account contributions). Loan amounts can range from $1,000 to $50,000 and must be repaid in 5 years or less with interest.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Changes in Net Assets Available for Benefits With Fund Information.

Participants who transfer to a new location of UTC which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds. Transfer of balances to the new savings plan will be governed by the terms of the collective bargaining agreements.

The number of participants in the Plan at year end were as follows:

                                                                November 30,
                                                              1995          1994
Income Fund                                                 19,575        20,880
Equity Fund                                                  6,850         6,859
UTC Stock Fund                                               1,849         1,695
Global Fund                                                  1,057         1,011

The participants above may have investments in more than one of the investment funds.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

UTC has entered into a master trust agreement with the Trustee. Under this agreement, certain employee savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions to participants reduce the number of participation units held by the plans.

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data.

The expenses of operating the Plan are payable out of the funds held under the Plan, unless the employer elects to pay such expenses. The expenses for the 1995 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by UTC to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. UTC has received a favorable determination letter (dated February 8, 1996) from the Internal Revenue Service (IRS) indicating that the Plan continues to qualify under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by UTC, participants (at their election) and related earnings will be tax deferred until such amounts are distributed.


NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Income Fund and the portion allocable to the Plan:

                                                                November 30,
(Thousands of Dollars)                                        1995         1994
CIGNA                                                  $ 1,576,306  $ 1,505,766
Aetna                                                      503,447      529,588
Travelers                                                  437,101      449,496
Prudential                                                 223,870      237,500
Metropolitan Life                                          578,573      437,048
                                                       $ 3,319,297  $ 3,159,398

Amount of the contracts allocable to the Plan          $   402,807  $   373,270

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan, for the Plan year ended November 30, 1995, are as follows:

(Thousands of Dollars)                                                   UTC
                                                       Equity Fund   Stock Fund  Global Fund
Proceeds from sale of securities                       $    37,210  $    71,256  $    30,878
Cost basis of securities sold                               34,648       61,393       28,803
Gain on sale                                           $     2,562  $     9,863  $     2,075

Amount of gain allocable to the Plan               $       417  $       518  $       119
/TABLE

NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                          November 30, 1995       November 30, 1994
(Thousands of Dollars)   Dollars        Units    Dollars        Units
Income Fund            $   2,913      551,925  $   3,527      717,157
Equity Fund                  598       47,612        405       44,298
UTC Stock Fund                41        5,485         58       12,546
Global Fund                   39       21,579         20       13,289
Loan Fund                     48       48,000        682      682,000

These amounts are reflected as liabilities in the Plan's Form 5500.


NOTE 6 - PLAN AMENDMENTS

Effective January 1, 1994, the Plan permits transfers between investment funds in any whole percentage. Prior to January 1, 1994, transfers between investment funds were generally made through increments of 10%.

Effective January 1, 1994, the Plan permits future allocation of investment fund contributions in any whole percentage. Prior to January 1, 1994, investment allocations were made in 25% increments.

Effective January 1, 1994, the Plan permits participants to receive an installment distribution upon attaining age 55 with five years of service. Prior to January 1, 1994, the Plan rules required age 55 with a minimum of 10 years of service.


NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 8 - SUBSEQUENT EVENT

Effective December 1, 1995, the Plan year end was changed to the twelve month period ending December 31.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated: May 28, 1996   By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human
                            Resources Systems
                            United Technologies Corporation